September 16, 2011

United States Securities

And Exchange Commission

Ms. Linda Cvrkel, Branch Chief

Division of Corporate Finance

Washington D.C. 20509

RE:

Global Ecology Corporation

Form 10-K for the fiscal year ended December 31, 2010

Filed March 31, 2011

Form 10-Q for the quarter ended March 31, 2011

Filed May 16, 2011

File No. 000-15216

Dear Ms. Cvrkel:

Global Ecology Corporation (the “Company”) wishes to respond to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter dated August 15, 2011 regarding certain disclosures made in the Company’s 10-K for the year ended December 31, 2010 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s letter.

Form 10-K for the fiscal year ended December 31, 2010

Statements of Cash Flows

Comment No. 1:  Reference is made to the reconciling item “Gain from cancellation of debt” of $153,935 and $740,950 within operating activities for the fiscal year ended December 31, 2010 and 2009, respectively. Based upon your disclosures within MD&A, it appears that these amounts relate to the company’s implementation of a policy to write-off certain accounts payable older than 4 years old. Please tell us and revise the notes to your consolidated financial statements to disclose (1) facts and circumstances surrounding the write-offs, including the type(s) of accounts payable to which they relate, (2) your basis for doing so including the relevant technical accounting literature that supports the treatment used and (3) how you have considered the legality of writing off such amounts. We may have further comment upon receipt of your response.

Response:  (1) We have implemented a company policy that if a debt, including trade payables, is more than four years old and we have received no contact from the creditor or payee, the amount will be extinguished.  Contact in this context includes, legal action, dunning notices, collection phone calls and in general any correspondence from the respective creditor or payee.  These amounts relate are trade payables which were incurred while the Company was operating a prior business in the auto finance sector.  The type of accounts payable related to the write are trade payables with a finite payment date and are from the discontinued auto finance business segment. (2) The basis for this decision is the Company policy and description as stated above and certain determinations as set forth in FASB 76.  This ruling indicates that even though the creditor does not relieve the debtor of its obligation of the subject debt, the debtor may extinguish the debt if (a) the possibility exists that the debtor will be required to pay the debt is remote and (b) the original debt has a fixed maturity date.  Our position is that with no contact from the creditor for 4 years, the requirement to re-pay the debt is remote.  The original due dates for the debt under discussion were according to installment payments with final payment dates set pursuant to the terms of the installment contracts or 30 days for acceptance of the goods and services.  (3) We have considered the legality based on existing time limitation for the collection of payables, based on local statute of limitations for breach of contracts and collection of debt by creditors and the inaction of the creditors in question.  Therefore, the Company believes that is has accounted for these cancellation of debts appropriately and in a manner consistent with SEC financial reporting standards.

Comment No. 2:  Reference is made to the reconciling item “Common stock issued for debt settlement” of $250,000 and $52,500 in the reconciliation of net loss to net cash used in operating activities. It is unclear to us why common stock issued for debt settlement represents a reconciling item to reconcile net loss to cash used in operating activities. Please explain to us the nature, facts and circumstances of the underlying transactions, which resulted in the issuance of common stock and further, tell us why it represents an item which should be included in the reconciliation of net loss to cash used in operating activities.

Response:  The underlying debt was incurred through the accruement of wages that the Company owned to its Chief Executive Officer for the fiscal years 2008 and 2009.  Due to the fact that the shares were issued for accrued wages the Company accounted for them in the reconciliation of net loss to cash used in operating activities.

Note 11. Notes Payable

Comment No. 3:  We note from your disclosure that during fiscal 2010 you entered into several convertible promissory note transactions with Asher Enterprises, Inc. (Asher), an unaffiliated third party. We also note that Asher may elect to convert the notes into shares of your common stock at a discount from the market price. In this regard, please tell us and revise your footnote to disclose your accounting treatment for the discounted conversion terms. If no accounting for these discounted conversion features was required, please explain in detail why. Also, please explain the relevant technical accounting guidance that you relied upon in determining your accounting treatment as part of your response.

Response: The promissory notes entered into with Asher Enterprise, Inc. have a conversion feature with allows Asher to convert the notes into shares of the Company’s common stock at a discount, which equates to a beneficial conversion feature.  The Company accounted for the beneficial conversion feature in its Statement of Operations under the line item entitled “Beneficial Conversion Feature.”  We accounted for the beneficial conversion feature in a manner consistent with FASB EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments.

Comment No. 4:  Similarly tell us and revise your disclosure for the convertible promissory notes that you entered into with Asher subsequent to the quarter ended March 31, 2011 as disclosed in Note 21 to your interim financial statements for the quarter ended March 31, 2011. Also, it appears the maturity dates of such promissory notes are as of date prior to when the arrangement was entered into by the Company. Please advise and/or revise your disclosures in future filings accordingly.

Response:  The Company inadvertently stated the maturity dates of three promissory notes with Asher as September 17, 2010, October 8, 2010 and November 17, 2010, whereby the correct maturity dates are September 17, 2011, October 8, 2011 and November 17, 2011, respectively.  As noted in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, Note 17 “Stock Transactions,” Asher elected to convert these notes into shares of the Company’s common stock pursuant to the terms of the promissory notes.  The Company will undertake to correctly state the accurate maturity dates to these promissory notes in filings with the Commission.

Form 10-Q for the quarter ended March 31, 2011

Comment No. 5:  We note from your disclosure in Note 16 to the financial statements that on January 24,

2011 you issued 1,235,403 shares of common stock as payment for back wages of $41,600 to your chief executive officer. We also note from your subsequent events footnote in your Form 10-K for the fiscal year ended December 31, 2010 that in January 2011 you issued 1,072,100 shares of common stock to Advent Consulting Group, LLC in exchange for business and financial consulting services performed during fiscal 2010 pursuant to a consulting agreement that was entered into on January 1, 2010. In this regard, it appears that the expenses related to services you received in prior periods have been improperly recognized in the quarter ended March 31, 2011. Please advise us of when the expenses associated with these services were recognized in the Company’s financial statements. If the expenses were not recognized until the first quarter of 2011, please explain why. Also, as part of your response, please tell us whether any of the other issuances of common stock in the quarter ended March 31, 2011 were for services performed in prior periods. We may have further comment upon receipt of your response.

Response:  The company accounted for the expenses related to the services performed by its Chief Executive Officer and Advent Consulting Group, LLC during the periods in which such services were rendered despite the fact the Company issued shares of its common stock to pay for such services in a subsequent period.  The Company issued additional shares to its Chief Executive Officer and Advent Consulting Group, LLC in the amounts of 1,821,507 and 659,698, respectively, subsequent to the quarter ended March 31, 2011, for services performed during the first quarter of 2011.  However, the Company accounted for such expenses incurred for such services during the period they were incurred.  During the quarter ended March 31, 2011, the Company issued 5,872,708 additional shares of its common stock to three other consultants in connection with services performed for commencing our operations in Africa related to our proprietary water cart technology, which were also issued subsequent to the end of the first quarter 2011 and as noted in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 in Note 17.  The Company also accounted for the expenses incurred for such services during the quarter ended March 31, 2011.

The company hereby acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please do not hesitate to contact me at (973) 655-9001.

Sincerely,

/s/ Peter Ubaldi

Peter Ubaldi, Chief Executive Officer